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                            June 22, 2021

       Will Wei Cheng
       Chief Executive Officer and Chairman of the Board
       Xiaoju Kuaizhi Inc.
       No. 1 Block B, Shangdong Digital Valley
       No. 8 Dongbeiwang West Road
       Haidian District, Beijin
       People's Republic of China

                                                        Re: Xiaoju Kuaizhi Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 10, 2021
                                                            File No. 333-256977

       Dear Mr. Cheng:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Our Scale, page 2

   1. We note your response to our prior comment 3 and reissue. As indicated in your response and throughout the
prospectus, GTV appears predominantly relevant to only your Core
                                                        Platform and
specifically your China Mobility and International segments. The graphic included in this
section and the cover page artwork, however, continue to highlight total platform GTV which
isn't discussed anywhere else in the prospectus. Please revise the graphic and the cover
page artwork to present only Core Platform GTV or advise why this metric is meaningful to
investors especially given your explanation that GTV is not an appropriate or
meaningful operating metric to describe the performance and scale of
 Will Wei Cheng
Xiaoju Kuaizhi Inc.
June 22, 2021
Page 2
         your Other Initiatives business.
The Didi Partnership and its related arrangements..., page 49

2. Please revise this risk factor to state the the Didi Partnership will, as opposed to "may,"
         impact shareholder's ability to appoint Executive Directors. Also, in order to highlight the risks associated with the terms of the Didi Partnership, please separate the risks associated with the nomination process from the risks of conflicts of interest. Claims and/or regulatory actions against us related to anti-monopoly, page 53

3. We note your response to our prior comment 4 and reissue in part. We note your revised disclosure that you completed a self-inspection and that the relevant governmental authorities conducted onsite inspections. Please advise, with a view towards revised disclosure, if the self-inspection or governmental inspection uncovered any possible violations which could materially impact the company's business and operations going forward.
Management, page 201

4. Explain how the DiDi Partnership will "ensure the sustainability and governance of [y]our company and better align them with the interests of our shareholders" and "help
         [you] better manage [y]our business and to carry out [y]our vision, mission and values."
         For example, given the significant influence that the DiDi Partnership will have over the composition of the board and management of the company, explain how the partnership expects to better align the sustainability and governance of the company with the interests of your shareholders. If you obligate the partners in the Partnership to retain a significant equity interest in you, state as much.
Nomination and Election of Partners, page 201

5. We note your disclosure in the first paragraph that the election of new partners requires a
         "certain affirmative vote" of all partners. Please revise to clarify the required vote for new partners to be elected. If you intend to elect additional partners prior to effectiveness, please state as much. Also clarify the required vote to remove a partner and to amend the partnership agreement as discussed on page 203.
Executive Director Appointment and Removal Right, page 202

6. Please revise to identify any Executive Directors who will be appointed pursuant to the
       DiDi Partnership. In this regard, we note that you have identified the Founding Partners
FirstName LastNameWill Wei Cheng
       and the initial members of the Partnership Committee but you have not explicitly
Comapany   NameXiaoju
       identified who willKuaizhi Inc. Directors. Please also revise the management chart on be Executive
       page
June 22,    204
         2021     accordingly.
               Page  2
FirstName LastName
 Will Wei Cheng
FirstName  LastNameWill Wei Cheng
Xiaoju Kuaizhi Inc.
Comapany
June       NameXiaoju Kuaizhi Inc.
     22, 2021
June 22,
Page 3 2021 Page 3
FirstName LastName
Executive Officers Nomination and Removal Right, page 202

7. Your disclosure states that the removal of any executive position of the Core Management
         Members shall be subject to unanimous approval by the Founding Partners, however, this statement is unclear. If you mean to say that the removal of any executive position "held by" the Core Management Members, please revise to state as much. Alternatively, revise to clarify the intent of this provision.
People's Republic of China Taxation, page 246

8. We note that the tax opinion filed as Exhibit 8.2 (included in Exhibit 99.2) is a short-form tax opinion. Please revise this section to state clearly that the tax disclosures are the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.
Exhibit Index, page II-6

9. Please file the DiDi Partnership agreements discussed on pages 201-204, consistent with
         Item 601(b)(4) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services